UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                             AMENDED FORM 144*

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
* This Amended Form 144 amends and supersedes the Form 144 filed July 22, 1999.

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No. DCI
     24/7 Media, Inc.            13-2884572           0-29768
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1(d) Address of Issuer  Street       City    State   Zip    (e)Phone #
     1250 Broadway; 27th Floor       New York NY     10001   (212)231-7100
  ------------------------------------------------------- -----------
2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold
     Porridge, LLC             06-1526221
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip
 500 Nyala Farm Road      Westport,    CT        06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3(a) Title of         (b) Name and        SEC USE ONLY   (c)Number
    the Class of          Address of      Broker-Dealer     of Shares
    Securities            Each Broker     File Number       or Other
    To be Sold            Through Whom                      Units to
                          the Securities                    be Sold
                          are to be
                          Offered or
                          Each Market
                          Maker who is
                          Acquiring the
                          Securities

 Common Stock             Merrill Lynch                      141,551
                          World Financial Center
                          North Tower
                          New York, NY 10281

                          Instinet Corporation                8,200
                          875 Third Avenue
                          New York, NY 10022
 -----------------    -------------------   ----------   ------------
3(d) Aggregate       (e) Number of    (f) Approximate   (g)Name of
     Market Value        Shares or        Date of Sale     Each
                         Other Units      (Mo. Day Yr.)    Securities
                         Outstanding                       Exchange

5,091,534                20,170,000        7/22/99         OTC
-----------------    ---------------  ---------------  --------------

                 TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of     Date you      Nature of Acquisition      Name of Person
the Class    Acquired      Transaction                From Whom Acquired

Common        4/9/98     Merger of Interactive        24/7 Media, Inc.
                         Imaginations, Inc. (prior
                         holding) with 24/7 Media, Inc.
---------    --------   -------------------------  ------------------

Amount of    Date of    Nature of Payment
Securities   Payment
Acquired

383,551      4/9/98     N/A
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INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

             TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of      Date     Amount of    Gross
Of Seller                   Securities    of       Securities   Proceeds

Porridge, LLC               Common Stock  4/14/99  23,600       1,482,030.59
500 Nyala Farm Road         Common Stock  4/16/99  11,700         615,721.22
Westport, CT 06880          Common Stock  4/21/99  89,000       4,185,945.90
                            Common Stock  4/22/99  45,000       2,256,655.50
                            Common Stock  4/24/99  15,000         690,234.00
                            Common Stock  4/26/99  32,500       1,633,407.75
                            Common Stock  7/19/99  17,000         630,820.70
------------------------    ----------   -----  ----------  ---------
Remarks:


                                The person for whose account the
                                Securities to which this notice
                                relates are to be sold hereby
                                represents by signing this notice
                                that he does not know any material
                                adverse information in regard to the
                                current and prospective operations of
                                the Issuer of the securities to be
                                sold which has not been publicly
                                disclosed.

 As of 7/22/99                         /S/ Arthur J. Samberg
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     Date of Notice                        Signature